UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

ESS Tech, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

26916J106

(CUSIP Number)

March 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Cycle Capital Fund III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,704,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,704,256
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,704,256
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON PN

(1) Calculated based upon 154,307,976 shares of common stock, $0.0001 par value per share (the “Common Stock”) of ESS Tech, Inc. (the “Issuer”) outstanding as of February 24, 2023, as reported on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 2, 2023.

1	NAMES OF REPORTING PERSONS Cycle Capital III, L.P.. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,704,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,704,256
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,704,256
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON PN

(1) Calculated based upon 154,307,976 shares of Common Stock outstanding as of February 24, 2023, as reported on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 2, 2023

1	NAMES OF REPORTING PERSONS Cycle Capital Management III Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,704,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,704,256
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,704,256
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON CO

(1) Calculated based upon 154,307,976 shares of Common Stock outstanding as of February 24, 2023, as reported on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 2, 2023

1	NAMES OF REPORTING PERSONS Andrée-Lise Methot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,704,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,704,256
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,704,256
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON IN

(1) Calculated based upon 154,307,976 shares of Common Stock outstanding as of February 24, 2023, as reported on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 2, 2023

1	NAMES OF REPORTING PERSONS Claude Vachet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,704,256
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,704,256
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,704,256
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%(1)
12	TYPE OF REPORTING PERSON IN

(1) Calculated based upon 154,307,976 shares of Common Stock outstanding as of February 24, 2023, as reported on the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 2, 2023

Item 1	(a)	Name of Issuer:

ESS Tech, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

26440 SW Parkway Ave., Bldg. 83 Wilsonville, Oregon 97070

Item 2	(a)	Name of Person Filing:

This statement is being filed by Cycle Capital Fund III, L.P., a partnership formed under the Civil Code of Québec, Cycle Capital III, L.P., a partnership formed under the Civil Code of Québec, Cycle Capital Management III Inc., a company incorporated under the Canada Business Corporations Act, Andrée-Lise Methot and Claude Vachet (collectively, the “Reporting Persons”).

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

The principal business address of each of the Reporting Persons is 1000 Sherbrooke West, Suite 1610, Montreal, Québec, Canada H3A 3G4.

Item 2	(c)	Citizenship:

See Item 2(a).

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

Item 2	(e)	CUSIP Number:

26916J106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned by each Reporting Person: See Row 9 of cover page.

(b)	Percent of Class Beneficially Owned by each Reporting Person: See Row 11 of cover page.

(c)	Number of shares as to which each Reporting Person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2023

CYCLE CAPITAL FUND III, L.P.,
a partnership formed under the Civil Code of Québec

By: Cycle Capital III, L.P.,
Its General Partner

By: Cycle Capital Management III, Inc.
Its General Partner

By:	/s/ Andrée-Lise Methot
President

CYCLE CAPITAL III, L.P.,
a partnership formed under the Civil Code of Québec

By: Cycle Capital Management III, Inc.,
Its General Partner

By:	/s/ Andrée-Lise Methot
President

CYCLE CAPITAL MANAGEMENT III, INC.,
a company incorporated under the Canada Business Corporations Act

By:	/s/ Andrée-Lise Methot
President

Andrée-Lise Methot
By:	/s/ Andrée-Lise Methot

Claude Vachet
By:	/s/ Claude Vachet